Exhibit 10.1

Settlement Agreement

by and between

Tyco Electronics AMP GmbH
Ampèrestraße 12 - 14
64625 Bensheim,
Federal Republic of Germany

—hereinafter "GmbH"

and

Tyco Electronics Logistics AG
Ampèrestraße 3
9323 Steinach
Switzerland

—hereinafter "AG"—

and

Tyco International Ltd.
90 Pitts Bay Road
Pembroke, HM 08
Bermuda

—hereinafter "Limited"—

and

Herrn Dr. Jürgen W. Gromer
Im Tiefen Weg 44
64628 Bensheim-Auenbach
Federal Republic of Germany

—hereinafter "Dr. Gromer"—

Preamble
A.
Between GmbH and Dr. Gromer a Managing Director Service Relationship was entered into by Service Agreement dated December 2, 1982. Based on Dr. Gromer's retirement effective on 31 December 2007, Dr. Gromer and GmbH agree that the appointment of Dr. Gromer as managing director as well as the service relationship of Dr. Gromer with GmbH will terminate with effect from December 31, 2007, as indicated in the notice from GmbH to Dr. Gromer dated 5 April 2007.
B.
At the same time a service relationship as member of the board between AG and Dr. Gromer exists based on the employment agreement dated October 1, 1999. Based on Dr. Gromer's retirement effective 31 December 2007, Dr. Gromer and AG agree that Dr. Gromer's service relationship with AG will terminate with effect from 31 December 2007, as indicated in the notice from AG to Dr. Gromer dated 5 April 2007.
The parties agree as follows with immediate effect, i. e. prior to the termination of the notice period, in order to settle the service relationships:
1.	Termination of Service Relationships
1.1	The parties agree that the managing director service relationship between GmbH and Dr. Gromer will terminate by December 31, 2007.
1.2	At the same time the service relationship of Dr. Gromer and AG will also terminate by December 31, 2007.
1.3
Between the date of this Agreement and December 31, 2007, Dr. Gromer will provide advisory services to GmbH and AG and work on special projects as requested by the Chief Executive Officer, Tyco Electronics (hereinafter "CEO"), at such times as mutually agreed between Dr. Gromer and the CEO. A separate employment agreement between GmbH or AG or any other company of the Limited group is not created thereby.
1.4
For at least the remainder of the calendar year and thereafter until otherwise notified by the CEO, Dr. Gromer is authorized to continue to maintain GmbH's membership and to continue to serve as GmbH's representative in the American Chamber of Commerce in Germany. It is expected that Dr. Gromer will continue to represent GmbH as long as he continues to be a member of the Board of Tyco Electronics and as directed by the CEO.
2.	Calculation of Salary, Expenses
2.1
Until the termination of the service relationship with GmbH pursuant to Section 1.1, GmbH will calculate the monthly salary of Dr. Gromer based on his current annual base salary rate of EUR 279,939.00 gross in due course and will pay the net amounts resulting from such calculation as usual to the bank account of Dr. Gromer.

The bonus claim of Dr Gromer against GmbH for the 2007 fiscal year shall be determined at the end of the 2007 fiscal year based on the actual AIP payout level and the net amount resulting there from will be paid to Dr Gromer at the same time as 2007 fiscal year bonuses are paid to executives of GmbH. In addition, Dr. Gromer will be eligible to receive a prorated bonus payment for the 2008 fiscal year based on his period of employment in the 2008 fiscal year, and such bonus will be determined at the end of the 2008 fiscal year in accordance with the applicable terms of the bonus plan and will be paid to Dr Gromer at the same time as 2008 fiscal year bonuses are paid to other executives of GmbH.

Potentially open expense claims against GmbH shall be claimed by Dr. Gromer until December 31, 2007. GmbH will reimburse the relevant expenses to Dr. Gromer under consideration of the applicable regulations of GmbH.
2.2
Section 2.1 shall apply mutatis mutandi with regard to the service agreement between Dr Gromer and AG, except that the monthly base salary paid to Dr. Gromer by AG will be based on his annual base salary rate from AG of EUR 559,872 gross.
3.	Compensation
3.1
Dr. Gromer shall receive a compensation amounting to in total EUR 1,119,744.00 gross by GmbH, which shall be paid under consideration of the applicable tax regulations to Dr. Gromer within 30 days following the termination of the service relationships. GmbH is entitled to set off the sum of the compensation according to no. 10.4 of this agreement versus this compensation.
3.2
Dr. Gromer shall receive a compensation amounting to in total EUR 2,339,488.00 gross by AG, which shall be paid under consideration of the applicable tax regulations to Dr. Gromer within 30 days following the termination of the service relationships.
3.3
It is agreed between the parties that by payment of the compensations pursuant to Sections 3.1 and 3.2 all claims that Dr. Gromer has against GmbH, AG and/or Limited with respect to severance, termination indemnities, retention payments (including any claim for retention payments under the retention award plan pursuant to the letter of Limited dated March 22, 2006), or similar payments, whether payable under a company plan or other arrangement or by local statute, are fully settled.
4.	Reference Letter
Dr. Gromer will receive by AG as well as GmbH a benevolent and qualified reference letter upon the effective termination of the service relationships pursuant to Section 1.
5.	Other Benefits

Until termination of the Service Relationship with GmbH pursuant to Section 1.1, Dr Gromer shall continue to receive the employer contributions to the German social security scheme, including the contributions to his health insurance, if any.
6.	Vacation
6.1
Within 30 days following the termination of the service relationships, Dr. Gromer will receive compensation for two months of unused vacation, one-third of which to be paid by GmbH and the other two-thirds to be paid by AG.
6.2	By that payment any and all claims for vacation are fulfilled either by granting time off or paid out. Dr. Gromer has no vacation claims against either GmbH, AG or any other Limited entity.
7.	Return of Items and Documents
7.1
To the extent that this is not already happened, Dr. Gromer undertakes to return all items of AG or GmbH or other companies of the Limited group which are still in his possession, to AG or GmbH at its seat, until December 31, 2007.

7.2
Until at the latest December 31, 2007 Dr. Gromer shall return all company files and other physical or electronic documents and information of AG or GmbH as well as any other companies of the Limited group, which are still in his possession to AG or GmbH. Dr. Gromer shall irrevocably delete through acknowledged methods all electronic files and documents as well as information on own data carriers following the return of one physical copy thereof to the relevant company.
7.3	To the extent possible, Dr. Gromer shall be free to fulfill the lease agreement for his company car and to purchase the company car from the leasing company.
7.4	Dr. Gromer undertakes to acknowledge the full fulfillment of the obligation in this Section 7 in writing, potentially also by declaration in lieu of oath.
8.	Confidentiality
8.1
Notwithstanding other further regulations contained in the service relationships of Dr. Gromer with AG or GmbH, Dr. Gromer shall, also following the termination of the service agreements, remain obligated to maintain strictest secrecy concerning all issues relating to AG, GmbH as well as the Limited group, especially business and company secrets, unless the disclosure is required by law. In the case of such disclosure being required by law, Dr. Gromer is obligated to notify the relevant company immediately.
9.	Occupational Pensions with GmbH

Any vested claims to occupational pensions of Dr. Gromer against GmbH from his service relationship with GmbH will be notified to him by GmbH immediately following the termination of the service relationship and remain unaffected by this settlement agreement.
10.	Non Competition Agreement with GmbH
The post contractual prohibition of competition pursuant to the additional agreement between GmbH and Dr. Gromer dated October 2, 1986, is mutually amended as follows:
10.1
For a period of 24 months following the termination of the service relationship pursuant to Section 1.1, Dr. Gromer undertakes vis-à-vis GmbH to obey a post contractual prohibition of competition with the following content:
(a)
For the duration of the post contractual prohibition of competition, Dr. Gromer shall refrain from working in an independent, dependant or other manner for any business which is in direct or indirect competition with GmbH or is affiliated with such undertaking. At the same time and for the duration of the post contractual prohibition of competition, Dr. Gromer is prohibited from founding, acquiring or holding shares in such competing business. A shareholding of a publicly traded corporation in such amount not allowing Dr. Gromer to exert any influence on business decisions of such corporation remains, however, possible.
(b)
For the duration of the post contractual prohibition of competition, Dr. Gromer shall also be prohibited to offer services to Customers of GmbH for either himself or any other third party, which correspond to the services of GmbH. "Customers" in the sense of this Section (b) shall be all customers of GmbH, who were in a contractual relationship with GmbH in the past 24 months prior to the termination of the service relationship pursuant to Section 1.1.

(c) In addition, Dr. Gromer shall be prohibited, for the duration of the post contractual restriction of competition, to actively solicit employees of GmbH for either himself or any third party.
10.2
The post contractual prohibitions of competition in Sections 10.1(a) through (c) shall apply mutatis mutandi for AG and those companies of Limited that are part of the Tyco Electronics Business segment. As of the date that TEL becomes a separate publicly-traded company, the restriction of competition applies mutatis mutandi for the companies of TEL-group.
10.3
With regard to location the post contractual prohibitions of competition in Sections 10.1(a) through 10.1(c) shall apply for those countries, in which GmbH, AG and the other companies referred to in Section 10.2 carries out business or plans to carry out business upon the termination pursuant to Section 1.1.
10.4
In consideration of the post contractual prohibition of competition, Dr. Gromer shall receive from GmbH a compensation amounting to 50% of the last base compensation received for his service relationship with GmbH for each month in which the post contractual prohibition of competition is in effect. As opposed to paying such compensation on a monthly basis during the post contractual prohibition period, GmbH agrees to pay such compensation in a lump sum payment which shall be part of the compensation payable in accordance with Section 3.1.
10.5	To the extent that nothing different is agreed upon in 10.1 to 10.4 Sections 74 et. seq. of the German Commercial Code shall apply mutatis mutandi.
11.	Fair Behavior

The parties agree that any declarations concerning the reasons of this settlement agreement and the departure of Dr. Gromer from the services to Limited group vis-à-vis any third party worldwide will only be given after agreement between all parties and that the parties will refrain from any negative comment concerning any other party.
12.	Stock Options

Dr. Gromer has been awarded stock options, restricted stock units and performance shares by Limited. Dr. Gromer's rights and obligations with respect to these awards will be governed exclusively by the applicable award agreements issued with respect to such awards.
13.	Severability of Claims of Dr. Gromer

The parties agree, that the Dr. Gromer's claims vis-à-vis the other parties under this settlement agreement shall only relate to such party (GmbH, AG or Limited), which is explicitly named and that no further claims against the other unnamed party shall be created thereby.
14.	Settlement of Claims
14.1
With the signing of this settlement agreement all claims of Dr. Gromer from and in relation with his service relationships with AG or GmbH, regardless on what basis or whether known or unknown, are full and finally settled.
14.2
At the same time Dr. Gromer declares to have no further claims against any company of the Limited group. Especially Dr. Gromer will not claim against any company of the Limited group to have claims from a service or employment relationship. He declares that following the termination of the service relationships with AG and GmbH pursuant to Section 1 he shall be in no employment or service relationship whatsoever with any Tyco company and have no claims to compensation against such.

14.3	Claims which are mentioned in this service agreement remain unaffected by this Section.
15.	Choice of Law
15.1	To the extent that this settlement agreement regulates the relationship of Dr. Gromer with GmbH, this settlement agreement shall be governed by German law.
15.2	To the extent that this settlement agreement regulates the relationship of Dr. Gromer with AG, this settlement agreement shall be governed by Swiss law.
15.3	To the extent that this settlement agreement regulates the relationship of Dr. Gromer with Limited, this settlement agreement shall be governed by Bermuda law.
16.	Miscellaneous
16.1
This contract contains all regulations concerning the settlement of the service relationships of Dr. Gromer as well as claims from and in relation with the service agreements vis-à-vis AG, GmbH and Limited as well as any other company of the Limited group. There are no oral or other side agreements. Amendments and additions to this contract, including this requirement of written from, require and agreement in writing in order to be effective.
16.2
Should any of the Sections of this agreement be or become invalid or unenforceable the validity of the remainder of this settlement agreement remains unaffected thereby. Instead of the invalid or unenforceable Section such Section is to be agreed upon, which is as close as possible to the economic interests of all parties.

,	April 10, 2007

Ort/Place	Datum/Date
/s/ HENNING JENSEN Tyco Electronics AMP GmbH
,	April 10, 2007

Ort/Place	Datum/Date
/s/ JURG FRISCHKNECHT Tyco Electronics Logistics AG
,	April 10, 2007

Ort/Place	Datum/Date
/s/ LAURIE SIEGEL Tyco International Ltd.
,	April 10, 2007

Ort/Place	Datum/Date
/s/ DR. JÜRGEN W. GROMER Dr. Jürgen W. Gromer